Eagle Rock Energy Partners, L.P.
14950 Heathrow Forest Parkway, Suite 111
Houston, Texas 77032
October 20, 2006
Via EDGAR and Facsimile
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010
Attention: Ms. Carmen Moncada-Terry

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-134750) of Eagle Rock Energy Partners, L.P., a Delaware limited partnership (the “Partnership”)
Ladies and Gentlemen:
     Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the Partnership hereby requests that the effectiveness of its Registration Statement on Form S-1 (Registration No. 333-134750) be accelerated so that the Registration Statement will become effective on Tuesday, October 24, 2006 at 1:00 p.m., New York time, or as soon as thereafter practicable. The Partnership hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert comments of the staff of the Commission and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, EAGLE ROCK ENERGY PARTNERS, L.P.
By:	Eagle Rock Energy GP, L.P.,
its General Partner

By:	Eagle Rock Energy G&P, LLC,
its General Partner

By:	/s/ Joan A.W. Schnepp
Joan A.W. Schnepp
Executive Vice President, Secretary and Director

[UBS Securities LLC Letterhead]
October 20, 2006
VIA EDGAR and FACSIMILE
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, D.C. 20549-7010
Attention: Ms. Carmen Moncada-Terry

RE:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-134750) of Eagle Rock Energy Partners, L.P., a Delaware limited partnership (the “Partnership”)
Ladies and Gentlemen:
     In connection with the proposed initial public offering of common units representing limited partner interests in the Partnership, we wish to advise you that we hereby join in the Partnership’s request that the effectiveness of the above-captioned Registration Statement be accelerated so that the same will become effective on Tuesday, October 24, 2006 at 1:00 p.m., New York time, or as soon as practicable thereafter.
Supplemental information supplied under Rule 418(a)(7) under the Securities Act of 1933, as amended, is as follows:

(i)	Date of Preliminary Prospectus: October 13, 2006
(ii)	Dates of Distribution: October 13, 2006 — October 20, 2006
(iii)	Number of Prospective Underwriters: 8
(iv)	Number of Prospectuses Delivered: 8,200
(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended: Included in UBS Securities LLC’s Master Agreement Among Underwriters.

Very truly yours, UBS SECURITIES LLC
By:	/s/ Andrew Horn
	Name:	Andrew Horn
	Title:	Director

By:	/s/ Amit Jhunjhunwala
	Name:	Amit Jhunjhunwala
	Title:	Associate Director